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                          January 4, 2022

       Fawad Tariq Khan
       Chief Executive Officer
       SHUAA Partners Acquisition Corp I
       190 Elgin Avenue
       George Town, Grand Cayman KY1-9008
       Cayman Islands

                                                        Re: SHUAA Partners
Acquisition Corp I
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2021
                                                            File No. 333-261889

       Dear Mr. Khan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Victor
Rivera Melendez at 202-551-4182 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Travis J. Wofford